Delisting Determination, The Nasdaq Stock Market, LLC,
April 26, 2021,  Interpace Biosciences, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Interpace Biosciences, Inc., effective at the opening of the trading session on May 10, 2021.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on February 16, 2021. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on February 25, 2021.